Exhibit 99.34

FORM 13-501F2

CLASS 2 REPORTING ISSUERS - PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Conor Kearns, an officer of the reporting issuer noted below have examined this Form 13- 501F2 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) “Conor Kearns”		September 27, 2021
Name:	Conor Kearns	Date:
Title:	Chief Financial Officer

Reporting Issuer Name:	Carbon Streaming Corporation

End date of previous financial year:	June 30, 2021

Financial Statement Values:

(Use stated values from the audited financial statements of the reporting issuer as of the end of its previous financial year)

Retained earnings or deficit	$-21,969,203	(A)

Contributed surplus	$3,966,121	(B)

Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	$151,896,013	(C)

Non-current borrowings (including the current portion)	$0	(D)

Finance leases (including the current portion)	$0	(E)

Non-controlling interest	$0	(F)

Items classified on the statement of financial position as non-current liabilities (and not otherwise listed above)	$0	(G)

Any other item forming part of equity and not set out specifically above	$0	(H)

Capitalization for the previous financial year (Add items (A) through (H))	$133,892,931.00

Participation Fee	$6,500.00

Late Fee, if applicable	$0

Total Fee Payable (Participation Fee plus Late Fee)	$6,500.00